Filed Pursuant to Rule 424(b)(3)
Registration No. 333-207952
STEADFAST APARTMENT REIT III, INC.
SUPPLEMENT NO. 3 DATED MAY 23, 2016
TO THE PROSPECTUS DATED FEBRUARY 5, 2016
This document supplements, and should be read in conjunction with, our prospectus dated February 5, 2016, as supplemented by Supplement No. 1, dated May 13, 2016, and Supplement No. 2, dated May 17, 2016, relating to our offering of up to $1,300,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 3 shall have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 3 is to disclose:

•	the status of our public offering;
•	our recent acquisition of Carriage House Apartments, a residential mutifamily property located in Gurnee, Illinois; and
•	updates to our distributions.
Status of Our Public Offering

We commenced our initial public offering of up to $1,300,000,000 in shares of our common stock on February 5, 2016. We are offering $1,000,000,000 in shares of our common stock to the public in our primary offering, consisting of Class A common shares and Class T common shares, and $300,000,000 in shares of our common stock to our stockholders pursuant to our distribution reinvestment plan, consisting of Class A common shares and Class T common shares. As of May 16, 2016, we had received and accepted investors’ subscriptions for and issued 89,780 shares of our Class A common stock and zero shares of our Class T common stock in our public offering, resulting in gross offering proceeds of approximately $2,027,709.

As of May 16, 2016, approximately 40,909,800 shares of our common stock remained available for sale to the public under our initial public offering, excluding shares available under our distribution reinvestment plan. We will sell shares of our common stock in our initial public offering until the earlier of February 5, 2018, unless extended, or the date on which the maximum offering amount has been sold.
Our Acquisition of Carriage House Apartments
On May 19, 2016, we acquired a fee simple interest in a 136-unit multifamily residential community located in Gurnee, Illinois, known as Carriage House Apartments, or the Carriage House property, through STAR III Carriage House, LLC, or STAR III Carriage House, a wholly-owned subsidiary of our operating partnership.
Financing and Fees
STAR III Carriage House acquired the Carriage House property from a third-party seller for an aggregate purchase price of $7,600,000, exclusive of closing costs. STAR III Carriage House financed the purchase price for the Carriage House property with a combination of (1) proceeds from our ongoing public offering, and (2) a loan in the aggregate principal amount of $5,700,000 from PNC Bank, National Association, which we refer to as the “lender,” pursuant to the requirements of the Fannie Mae Structured ARM Conventional product line, as evidenced by a Multifamily Note and Multifamily Loan and Security Agreement, which we refer to as the “Carriage House loan.” For additional information on the terms of the Carriage House loan, see “—Carriage House Loan” below.
An acquisition fee of approximately $160,000 was earned by our advisor in connection with the acquisition of the Carriage House property.
Description of the Property
The Carriage House property has 136 apartment homes and was constructed in 1970. The Carriage House property consists of 17 two-story garden-style apartment buildings and a maintenance building situated on an approximately 8.4-acre site. The Carriage House property consist of one- and two-bedroom apartment homes averaging 653 square feet per unit with an average monthly rent of $741. Apartment amenities at the Carriage House property include a kitchen appliance package with electric range/oven and refrigerator, oak cabinets and formica counter tops, air conditioning delivered through wall sleeve units and heat delivered through hot water baseboards. Property amenities at the Carriage House property include a swimming pool, a pool house with locker room/restrooms, in-building laundry facilities, and a picnic area. Occupancy at the Carriage House property was approximately 98% as of May 18, 2016.

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Carriage House Loan
In connection with the acquisition of the Carriage House property, STAR III Carriage House borrowed $5,700,000 from the lender pursuant to the Carriage House loan. The Carriage House loan has a 120-month term with a maturity date of June 1, 2026. STAR III Carriage House paid a loan origination fee of $57,000 to the lender in connection with the Carriage House loan.
Interest on the outstanding principal balance of the Carriage House loan accrues at an initial rate of 2.90%, and a monthly interest payment of $13,794 is due and payable on July 1, 2016. Beginning July 1, 2016 and continuing until the maturity date, interest on the outstanding principal balance of the Carriage House loan will accrue at the one-month London Interbank Offered Rate (LIBOR) plus 2.47%, as further described in the Carriage House loan documents. Commencing on July 1, 2019, in addition to the monthly interest payment, a monthly payment of principal in the amount of $8,998 is due and payable on the first date of each month until the maturity date. The entire outstanding principal balance and any accrued interest on the Carriage House loan is due and payable in full on the maturity date.
STAR III Carriage House may voluntarily prepay all of the unpaid principal balance of the Carriage House loan and all accrued interest thereon and other sums due to the lender under the Carriage House loan documents following the first year of the Carriage House loan, provided that STAR III Carriage House provides the lender with prior notice of such prepayment and pays a prepayment fee, all in accordance with the terms of the Carriage House loan.
The performance of the obligations of STAR III Carriage House under the Carriage House loan is secured by a Multifamily Mortgage, Assignment of Leases and Rents, Security Agreement and Fixture Filing with respect to the Carriage House property. Additionally, pursuant to an Assignment of Management Agreement, STAR III Carriage House assigned all of its rights under the Property Management Agreement (described below) to the lender upon an event of default under any of the Carriage House loan documents.
In connection with the acquisition of the Carriage House property, STAR III Carriage House entered into an Environmental Indemnity Agreement, or the environmental indemnity, pursuant to which STAR III Carriage House agreed to indemnify, defend and hold harmless the lender and certain other parties identified in the environmental indemnity, from and against any actions, damages, claims or other liabilities that the lender or such other parties may suffer or incur as a result of, among other things, (1) the actual or alleged presence of certain hazardous substances on or under the Carriage House property or any other property from which hazardous materials derived or allegedly derived from the Carriage House property, (2) any actual or alleged violation of any environmental laws applicable to the Carriage House property, (3) any breach of any representation or warranty made in the environmental indemnity by STAR III Carriage House, (4) any failure by STAR III Carriage House to perform any of its obligations under the environmental indemnity, (5) any remedial work as defined in the environmental indemnity or (6) the existence or alleged existence of any prohibited activity or condition as defined in the environmental indemnity.
We have absolutely, unconditionally and irrevocably guaranteed to the lender full and prompt payment and performance when due of all amounts for which STAR III Carriage House is personally liable under the Carriage House loan documents, as described above, in addition to all costs and expenses incurred by the lender to enforce these rights.
Management of Property
On the closing date, STAR III Carriage House and Steadfast Management Company, Inc., or the property manager, an affiliate of our advisor, entered into a Property Management Agreement under which the property manager serves as the exclusive manager and leasing agent of the Carriage House property. Pursuant to the Property Management Agreement, STAR III Carriage House is to pay the property manager a monthly management fee in an amount equal to 3% of the Carriage House property’s gross collections for such month, in addition to an incentive management fee equal to 1% of total collections based on performance metrics (as defined in the Property Management Agreement). The Property Management Agreement has an initial term of one year and will continue thereafter on a month-to-month basis unless either party gives 60-days prior written notice of its desire to terminate the Property Management Agreement. STAR III Carriage House may terminate the Property Management Agreement at any time upon 30-days prior written notice to the property manager in the event of the gross negligence, willful misconduct or bad acts of the property manager or any of the property manager’s employees. Either party may terminate the Property Management Agreement due to a material breach of the other party’s obligations under the Property Management Agreement that remains uncured for 30 days after notification of such breach.
On the closing date, STAR III Carriage House also entered into a Construction Management Services Agreement with Pacific Coast Land & Construction, Inc., or PCL, an affiliate of our advisor. Pursuant to the Construction Management Services Agreement, PCL will provide construction management services with respect to capital improvements and renovations from time to time at the Carriage House property for a construction management fee in an amount equal to 6% of the total cost of the improvements and renovations. In addition to the construction management fee, if PCL provides additional staffing for an improvement or renovations, STAR III Carriage House will reimburse PCL for all costs associated with such staffing. The

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Construction Management Services Agreement may be terminated by either party with 30-days prior written notice to the other party.

Updates to Our Distributions

The following supersedes and replaces the first paragraph of the “Description of Capital Stock - Distributions” section of our prospectus beginning on page 134.

Our board of directors has authorized a daily distribution to our stockholders of record as of the close of business on each day of the period commencing on the day we acquired our first multifamily property, which was May 19, 2016, and ending on August 31, 2016. The distributions will be equal to $0.004098 per share of the Company’s Class A common stock and $0.003366 per share of the Company’s Class T common stock. We expect to continue paying monthly distributions unless our results of operations, our general financial condition, the general economic condition or other factors prohibit us from doing so. The timing and amount of distributions will be determined by our board of directors in its discretion and may vary from time to time. In connection with a distribution to our stockholders, our board of directors will authorize a monthly distribution for a certain dollar amount per share of our common stock. We will then calculate each stockholder’s specific distribution amount for the month using daily record and declaration dates. Each stockholder’s distributions will begin to accrue on the date we accept such stockholder’s subscription for shares of our common stock. The per share amount of distributions on Class A shares and Class T shares will likely differ because of different allocations of class-specific expenses. Specifically, distributions on Class T shares will likely be lower than distributions on Class A shares because Class T shares are subject to ongoing distribution and shareholder servicing fees.

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